EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
						Twelve	Nine
						Months	Months
	Year Ended December 31,					Ended	Ended
	2002	2003	2004	2005	2006	9/30/2007	9/30/2007
EARNINGS
Income (Loss) Before Income Taxes	$63,443	$91,728	$45,351	$88,378	$52,847	$7,008	$32,706
Fixed Charges (as below)	42,377	46,787	39,475	36,762	44,769	53,920	42,031
Total Earnings	$105,820	$138,515	$84,826	$125,140	$97,616	$60,928	$74,737

FIXED CHARGES
Interest Expense	$40,422	$44,784	$37,957	$34,094	$40,778	$47,604	$36,549
Credit for Allowance for Borrowed Funds Used During Construction	673	451	280	668	1,491	3,816	3,607
Trust Dividends	(186)	(93)	(62)	-	-	-	-
Estimated Interest Element in Lease Rentals	1,468	1,645	1,300	2,000	2,500	2,500	1,875
Total Fixed Charges	$42,377	$46,787	$39,475	$36,762	$44,769	$53,920	$42,031

Ratio of Earnings to Fixed Charges	2.49	2.96	2.14	3.40	2.18	1.12	1.77